EXHIBIT 21.1
SUBSIDIARIES OF CAPITALSOUTH BANCORP

	State of	Additional
Name	Organization	Trade Name
CapitalSouth Ban k	Alabama	Banco Hispano
CapitalSouth Insurance, Inc.	Alabama	—
BOA Mortgage Company LLC	Alabama	—
Security Mutual Financial Services, Inc.	Alabama	—
Mortgage Lion, Inc.	Georgia	—
Financial Investors Statutory Trust I	Connecticut	—
Financial Investors Statutory Trust II	Delaware	—
CapitalSouth Statutory Trust I	Delaware	—
Monticello Bancshares Statutory Trust II	Delaware	—